Filed Pursuant to Rule 424(b)(3)
Registration No. 333-251136

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 3, DATED MAY 16, 2024
TO THE PROSPECTUS, DATED APRIL 16, 2024

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated April 16, 2024 (the “Prospectus”), as supplemented by Supplement No. 1, dated April 16, 2024. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock for subscriptions to be accepted as of June 1, 2024;

C.to disclose the calculation of our April 30, 2024 NAV per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.to provide an update regarding distributions declared;

E.to update disclosure in the “Plan of Distribution” section of the Prospectus; and

F.to update disclosure in the "Experts" section of the Prospectus.

A.Status of Our Offering

We launched this offering on June 2, 2021. As of May 16, 2024, we have received gross proceeds of approximately $1.9 billion from the sale of 176.7 million shares of our common stock through our current public offering, including proceeds from our distribution reinvestment plan. As of May 16, 2024, approximately $247.6 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $335.0 million of shares available under our distribution reinvestment plan. This is our third public offering, and as of May 16, 2024, we have received aggregate gross proceeds of approximately $3.3 billion from the sale of shares of our common stock through our public offerings, including proceeds from our distribution reinvestment plan.

B.June 1, 2024 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of June 1, 2024 (and repurchases as of May 1, 2024) is as follows:

	Offering Price(1)	Transaction Price(1)
	(per share)	(per share)
Class T	$10.38	$10.02
Class S	$10.38	$10.02
Class D	$10.02	$10.02
Class I	$10.02	$10.02
(1)Prices presented are rounded to the nearest cent. Actual transactions are based on prices rounded to four decimals.

The transaction price for each of our share classes is equal to such class’s NAV per share as of April 30, 2024. The NAV per share as of April 30, 2024 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.April 30, 2024 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at hinesglobalincometrust.com and is also available on our toll-free information line at (888) 220-6121. Please see "Valuation Policy and Procedures" in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S. Inc., or Altus, the independent valuation advisor we have engaged to prepare appraisal reviews and carry out a review of the calculation of the NAV for the Company. All parties engaged by us in the calculation of our NAV, including our Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus reviewed the calculation of the new NAV per share of our common stock as of April 30, 2024, as set forth, and concurred with the calculation of the new NAV per share.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of April 30, 2024 and March 31, 2024 (the NAV per share is the same for each class of shares of our common stock):

	April 30, 2024		March 31, 2024
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$4,167,790	$15.92	$4,140,627	$15.85
Other assets	323,991	1.24	313,161	1.20
Debt and other liabilities	(1,870,474)	(7.14)	(1,839,047)	(7.03)
NAV	$2,621,307	$10.02	$2,614,741	$10.02
Shares outstanding	261,637		261,076

Our consolidated balance sheet as of April 30, 2024 includes a liability of $55.9 million related to distribution and stockholder servicing fees payable to the Dealer Manager in future periods with respect to shares of its common stock. The NAV per share as of April 30, 2024 does not include any liability for distribution and stockholder servicing fees that may become payable after April 30, 2024, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of our common stock.

As of April 30, 2024, we owned interests in 42 real properties that were 96% leased and consisted of 18.0 million square feet of leasable space (based on information as of March 31, 2024). Our portfolio was 34% levered based on the valuations of our real properties as of April 30, 2024.

The valuations of our real properties as of April 30, 2024 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. However, the table below excludes assumptions related to any properties that were acquired in the past 12 months and are being carried at their purchase price. In accordance with our valuation policy, the acquisition cost of these properties may serve as their value for a period of up to one year following their acquisition.

	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Basis
Exit Capitalization rate	6.57%	5.51%	6.54%	5.49%	6.35%	5.87%
Discount rate / internal rate of return (“IRR”)	7.63%	6.85%	7.63%	6.89%	7.38%	7.12%
Average holding period (years)	9.4	9.7	10.0	10.0	9.9	9.8

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Other	Weighted-Average Values
Exit Capitalization rate (weighted-average)	0.25% decrease	2.78%	3.45%	2.18%	2.86%	2.48%	2.93%
	0.25% increase	(2.34)%	(3.45)%	(2.01)%	(2.72)%	(2.28)%	(2.78)%
Discount rate (weighted-average)	0.25% decrease	1.96%	1.97%	1.78%	1.88%	1.84%	1.91%
	0.25% increase	(1.91)%	(1.93)%	(1.74)%	(1.85)%	(1.80)%	(1.87)%

D.Distributions Declared

With the authorization of our board of directors, we declared monthly distributions for the month of May 2024 for each class of our common stock at the following rates (as rounded to the nearest three decimal places):

May 2024	Gross Distribution	Distribution and Stockholder Servicing Fee	Net Distribution
Class T Shares	$0.052	$0.008	$0.044
Class S Shares	$0.052	$0.007	$0.045
Class D Shares	$0.052	$0.002	$0.050
Class I Shares	$0.052	$—	$0.052
Class AX / JX Shares	$0.052	$—	$0.052

The net distributions for each class of shares of our common stock (which represents the gross distributions less the distribution and stockholder servicing fee for each applicable class of shares of common stock) will be payable to stockholders of record as of the last business day of May 2024, and will be paid on the first business day of June 2024. These distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan. Distributions reinvested pursuant to our distribution reinvestment plan will be reinvested in shares of the same class of shares as the shares on which the distributions are being made. Some or all of the cash distributions may be paid from sources other than cash flows from operations.

E.Update to Plan of Distribution

The following supersedes and replaces the third paragraph under the caption “Other Compensation” beginning on page 149 of the Prospectus in the section titled “Plan of Distribution—Underwriting Terms”:

Included in the organization and offering expenses for which we will reimburse our Advisor are amounts that our Advisor will use to reimburse our Dealer Manager for underwriting expenses in connection with the offering. Such underwriting expenses of our Dealer Manager may include, without limitation, fees paid by registered representatives associated with our Dealer Manager to attend retail seminars sponsored by participating broker dealers, costs associated with sponsoring conferences, including reimbursements for registered representatives associated with participating broker dealers to attend educational conferences sponsored by us or our Dealer Manager, reimbursements for customary lodging, meals and reasonable entertainment expenses and promotional items, technology costs and legal fees of our Dealer Manager. The marketing fees may be paid to any particular participating broker dealer based upon prior or projected volume of sales and the amount of marketing assistance and the level of marketing support provided by a participating broker dealer in the past and anticipated to be provided in this offering. In addition, certain participating broker dealers receive an additional ongoing fee based on the aggregate net asset value of all outstanding shares of our common stock held by such broker dealers’ clients. Any such underwriting fees and expenses must comply with FINRA Rules, including FINRA Rules concerning non-cash compensation.

F.Update to Experts

The following updates the “Experts” disclosure on page 180 of the Prospectus:
The statements included in this Supplement under Section C, “April 30, 2024 NAV Per Share,” relating to the role of Altus as the independent valuation advisor, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations. Altus Group does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.